Table of Contents

As filed with the Securities and Exchange Commission on September 9, 2004
Registration No. 333-118528

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NUMBER 1 TO FORM S-2

REGISTRATION STATEMENT
Under The Securities Act of 1933

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UQM Technologies, Inc.
(Exact name of registrant as specified in its charter)

Colorado (State or other jurisdiction of incorporation or organization)	84-0579156 (I.R.S. Employer Identification No.)

7501 Miller Drive
Frederick, Colorado 80530
(303) 278-2002
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

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Donald A. French, Treasurer
7501 Miller Drive
Frederick, Colorado 80530
(303) 278-2002
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Nick Nimmo, Esq. Holme Roberts & Owen LLP 1700 Lincoln, Suite 4100 Denver, Colorado 80203 (303) 861-7000	Ronald J. Frappier, Esq. Jenkens & Gilchrist, A Professional Corporation 1445 Ross Avenue, Suite 3200 Dallas, TX 75202 (214) 855-4500

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

 If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |_|

 If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |_|

 If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

 If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

 If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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+The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. +
+This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.                                                                +
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Prospectus subject to completion, dated September 2, 2004.

UQM Technologies, Inc.

3,125,000 Shares of Common Stock

Our common stock is listed on the American Stock Exchange under the symbol "UQM." On September 2, 2004, the last reported sale price on the American Stock Exchange was $2.80 per share. The public offering price of the common stock will be based on the market price of our common stock, with appropriate adjustment for market demand, and negotiations between us and I-Bankers Securities, Inc. and Newbridge Securities Corporation, the co-managing underwriters. We intend to list the additional shares of common stock we are offering on the American Stock Exchange.

Investing in our securities involves certain risks. See "Risk Factors" beginning on page 1 of this prospectus.

You should read this prospectus carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$____	$_______
Underwriting discount	$____	$_______
Proceeds to UQM	$____	$_______

The underwriters will purchase the securities from us on a firm commitment basis and offer them to you, subject to certain conditions. The underwriters may purchase up to an additional 468,750 shares of common stock from us at the public offering price, less the underwriting discount, solely to cover over-allotments.

We expect total cash expenses of this offering to be $121,000. On completion of this offering, assuming no exercise of the underwriters’ over-allotment option, we will have approximately 22,699,730 shares outstanding, based on the number of shares outstanding as of September 2, 2004.

We expect to deliver the securities in Denver, Colorado against payment on __________ __, 2004.

The address and telephone number of our principal executive offices are 7501 Miller Drive, Frederick, Colorado 80530, (303) 278-2002.

Prospectus dated ________ __, 2004.

I-Bankers Securities Incorporated	Newbridge Securities Corporation

__________________

The terms "we," "us," "our" and similar terms refer to UQM Technologies, Inc.

TABLE OF CONTENTS

Risk Factors

Where You Can Find More Information

Cautionary Statement About Forward-Looking Statements

UQM Technologies, Inc.

Dilution

Use of Proceeds

Determination of Offering Price

Description of Capital Stock

Plan of Distribution

Legal Matters

Experts

RISK FACTORS

The following factors and other information in this document and the information incorporated by reference should be carefully considered before investing in our securities.

Risks Related to our Business

We have incurred significant net losses and may continue to do so.

We have incurred significant net losses as shown in the following tables:

	Quarter Ended June 30,
	2004	2003
Net loss	$ 714,903	$ 390,326
	Fiscal Year Ended March 31,
	2004	2003	2002
Net loss	$ 4,786,953	$ 3,598,650	$ 8,592,655

We have had accumulated deficits as follows:

June 30, 2004	$ 52,857,884
March 31, 2004	$ 52,142,981
March 31, 2003	$ 47,356,028

In the future we plan to make additional investments in product development and commercialization, which is likely to cause us to remain unprofitable.

Our net losses and working capital requirements could consume our current cash balances.

Our net loss for the first quarter ended June 30, 2004 was $714,903 versus a net loss for the comparable quarter last year of $390,326. At June 30, 2004, our cash balances were $2,887,678. For our most recently completed fiscal year ended March 31, 2004 we had a net loss of $4,786,953 which includes the impairment of the carrying value of our discontinued electronic products segment and other estimated losses from the discontinuance of this business totaling $3,364,638. If our losses continue they could consume some or all of our cash balances. Management expects to make additional investments in human resources, manufacturing facilities and equipment, production and application engineering among other things in order to effectively compete in the emerging market for hybrid electric vehicles, which we expect will expand our operating losses and require us to secure additional funding beyond our existing cash resources. We cannot assure you, however, that funding will be available on terms acceptable to us, if at all.

Our government contracts can be cancelled with little or no notice and could restrict our ability to commercialize our technology.

Some of our technology has been developed under government funding by United States government agencies. In some cases, government agencies in the United States can require us to obtain or produce components for our systems from sources located in the United States rather than foreign countries. Our contracts with government agencies are also subject to the risk of termination at the convenience of the contracting agency and in some cases grant "march-in" rights to the government. March-in rights are the right of the United States government or the applicable government agency, under limited circumstances, to exercise a non-exclusive, royalty-free, irrevocable worldwide license to any technology developed under contracts funded by the government to facilitate commercialization of technology developed with government funding. March-in rights can be exercised if we fail to commercialize the developed technology. The implementation of restrictions on our sourcing of components or the exercise of march-in rights by the government or an agency of the government could restrict our ability to commercialize our technology.

We face intense competition in our motor development and may be unable to compete successfully.

In developing electric motors for use in vehicles and other applications, we face competition from very large domestic and international companies, including the world’s largest automobile manufacturers. These companies have far greater resources to apply to research and development efforts than we have, and they may independently develop motors that are technologically more advanced than ours.

If we are unable to protect our patents and other proprietary technology, we will be unable to prevent third parties from using our technology, which would impair our competitiveness and ability to commercialize our products. In addition, the cost of enforcing our proprietary rights may be expensive and result in increased losses.

Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. We have historically pursued patent protection in a limited number of foreign countries where we believe significant markets for our products exist or where potentially significant competitors have operations. It is possible that a substantial market could develop in a country where we have not received patent protection and under such circumstances our proprietary products would not be afforded legal protection in these markets. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. We cannot assure that additional patents will be issued to us or, if they are issued, as to the scope of their protection. Patents granted may not provide meaningful protection from competitors. Even if a competitor’s products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action, it would divert funds and resources which otherwise could be used in our operations and we cannot assure that we would be successful in enforcing our intellectual property rights. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we may operate or sell our products in the future. If third parties assert technology infringement claims against us, the defense of the claims could involve significant legal costs and require our management to divert time and attention from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly our results of operations may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

Use of our motors in vehicles could subject us to product liability claims, and product liability insurance claims could cause an increase in our insurance rates or could exceed our insurance limits, which could impair our financial condition, results of operations and liquidity.

Because some of our motors are designed to be used in vehicles, and because vehicle accidents can cause injury to persons and property, we are subject to a risk of claims for product liability. We carry product liability insurance of $1 million covering all of our products. If we were to experience a large insured loss, it might exceed our coverage limits, or our insurance carriers could decline to further cover us or raise our insurance rates to unacceptable levels, any of which could impair our financial position, results of operations and liquidity.

We are defending a lawsuit that has been brought against our wholly owned subsidiary, UQM Electronics, Inc., involving breach of contract and other claims. An adverse outcome of this lawsuit could have a material adverse effect on our , financial condition, results of operations and liquidity.

A lawsuit has been filed against our wholly owned subsidiary, UQM Electronics, Inc., alleging breach of contract and other claims. The claimed damages exceed our working capital. For a description of this legal action, see "Legal Proceedings" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, delivered with this prospectus. We believe this lawsuit is without merit and intend to contest it vigorously. However, the action is in a preliminary phase and the ultimate outcome is uncertain. An adverse outcome of this lawsuit could have a material adverse effect on our financial condition, results of operations and liquidity.

Risks Related to this Offering

You will experience immediate and significant dilution in the value of your shares and will experience further dilution upon any future exercise of warrants and stock options.

If you purchase common stock in this offering, you will incur immediate dilution, which means that you will pay a price per share that exceeds the net tangible book value per share of common stock immediately following the offering. Based on an assumed offering price of $2.80 per share, the dilution, on a pro forma basis, would have been equal to $2.25 per share as of June 30, 2004 with respect to the shares purchased in this offering, assuming no exercise of the underwriter’s over-allotment option.

We have outstanding options and warrants to acquire 2,927,234 shares of our common stock as of September 2, 2004, and from time to time, we may issue additional stock options to employees and non-employee directors pursuant to our equity incentive plans. You will experience further dilution if these warrants and options are exercised by their holders.

We have broad discretion in how we use the net proceeds from this offering and ultimately may not use them effectively.

We plan to use the net proceeds from this offering for general corporate purposes, including working capital and other business opportunities. Our management has broad discretion over how to use the funds provided by this offering, and we could use these proceeds in ways which our stockholders may not desire. The failure of our management to use such funds effectively could result in unfavorable returns. This could have a material adverse effect on our financial position, results of operations and liquidity.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. The SEC’s web site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

Our common stock is listed on the American Stock Exchange under the symbol "UQM." Our reports, proxy statements and other information may be read and copied at the American Stock Exchange at 86 Trinity Place, New York, NY 10006.

The SEC allows our company to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

- our Annual Report on Form 10-K for the year ended March 31, 2004, filed May 28, 2004;

- our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed July 28, 2004; and

- the description of our common stock contained in our Form 8-A, file no. 1-10869.

This prospectus is accompanied by a copy of our Form 10-K for the year ended March 31, 2004 and our Form 10-Q for the quarter ended June 30, 2004. We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. We will provide this information upon written or oral request, at no cost to the requester. The name, address, and telephone number to which the request for this information must be made is as follows:

Secretary

UQM Technologies, Inc.

7501 Miller Drive, P.O. Box 439

Frederick, Colorado 80530

(303) 278-2002

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of those documents.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents we incorporate by reference contain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements appear in a number of places in this prospectus and the documents we incorporate by reference and include statements regarding our plans, beliefs or current expectations, including those plans, beliefs and expectations of our officers and directors with respect to, among other things, the development of markets for our products; the adequacy of the Company’s cash balances and liquidity to meet future operating needs; and the ability of the Company to sell equity or debt securities. Important risk factors that could cause actual results to differ from those contained in the forward-looking statements are listed above under "Risk Factors."

UQM TECHNOLOGIES, INC.

We develop and manufacture energy efficient, power dense electric motors, generators and power electronic controllers. Our primary focus is incorporating our advanced technology into products aimed at existing commercial markets for electrically propelled vehicles such as wheelchairs, golf carts and industrial utility vehicles as well as emerging markets that we expect will experience rapid growth, including propulsion systems for clean electric, hybrid electric and fuel cell electric on-road and off-road vehicles, vehicle auxiliaries including those configured to operate at 42 volts and environmentally friendly, distributed power generators. Our $0.01 par value common stock trades on the American Stock Exchange under the symbol "UQM."

Our revenue from continuing operations is derived from two principal sources: 1) funded contract research and development services performed for strategic partners, customers and the U.S. government directed toward either the advancement of our proprietary technology portfolio or the application of proprietary technology to customers’ products; and 2) the manufacture and sale of products engineered by us.

Our objective is to leverage our technology base and name recognition to develop and manufacture products for our customers that are superior in performance at competitive prices. To this end, we have focused our attention on four market areas that we believe have significant growth potential:

  electric propulsion systems, generators and power electronic controllers for electric, hybrid electric and fuel cell electric vehicles. Automobile and truck manufacturers worldwide are developing such vehicles. In the case of hybrid electric powerplants, additional customers include Tier I and Tier II automotive suppliers who hope to provide complete hybrid electric systems to their automotive customers;
  electric propulsion systems and electronic controllers for small vehicles, such as electric wheelchairs, golf carts, small industrial vehicles, lawn and ground care equipment and the like;
  vehicle auxiliaries including under-the-hood power accessories, such as electric air conditioning compressors and electric power steering which are expected to replace existing belt-driven parasitic components now in use as part of the automotive industry’s adoption of a new 42 volt standard and fuel cell components such as air compressor drive motors and electronic controllers to manage the operation of the fuel cell and its power generation; and
  distributed power generation products such as wind generators, engine generators and power electronic controllers for both residential and commercial customers that need standby or backup power, remote stand-alone power and grid-connected power. Fundamental to this strategy is the continual advancement of our proprietary motor, generator, power electronic controller and software technology portfolio and the maintenance of a high quality and competitive manufacturing capability for products developed by us.

We have two principal operating units: 1) UQM Technologies, Inc., located in Frederick, Colorado, which includes the Corporate Headquarters and Engineering and Product Development Center; and 2) wholly-owned subsidiary UQM Power Products, Inc.("UQM Power"), also located in Frederick, Colorado, which manufactures permanent magnet electric motors and generators.

DILUTION

Investors in this offering will experience dilution, measured by the difference between the purchase price of the securities sold and the adjusted net tangible book value per share after the offering. Net tangible book value per share of common stock on any given date is determined by dividing the net tangible book value (total tangible assets less total liabilities), by the number of shares of common stock outstanding. At June 30, 2004, our net tangible book value was $4,665,689, or $0.24 per share of common stock outstanding. If we had sold 3,125,000 shares at $2.80 per share (the closing price of our stock on September 2, 2004), on June 30, 2004 (less assumed underwriting discount of 9% and other expenses of the offering), our adjusted net tangible book value on June 30, 2004 would have been $12,507,189 or $0.55 per share, representing an immediate increase in net tangible book value of $0.31 per share to existing stockholders and an immediate dilution of $2.25 per share to purchasers of common stock in this offering.

The following table illustrates this example on a per share basis:

Common stock purchase price	$2.80
Net tangible book value before the offering	$0.24
Increase attributable to new investors	$0.31
Adjusted net tangible book value after the offering	$0.55
Dilution to purchasers	$2.25

The example excludes 2,927,234 shares which were subject to outstanding options and warrants as of September 2, 2004, at exercise prices ranging from $2.30 to $8.75 per share and assumes no exercise of the underwriters' over-allotment option. To the extent these securities are exercised there may be further dilution to new investors.

USE OF PROCEEDS

The net proceeds from this offering, assuming the shares are sold at a price of $2.80 per share, will be approximately $7,841,500, after deducting the underwriting discount of 9% and estimated offering expenses of $121,000. We expect to receive net proceeds of approximately $9,035,875 if the underwriters' over-allotment option is exercised in full, after deducting the underwriting discount and other estimated expenses.

We plan to use the net proceeds from this offering for general corporate purposes, including working capital and other business opportunities.

DETERMINATION OF OFFERING PRICE

The offering price of securities issued by us under this prospectus will be based on the market price of our common stock, with appropriate adjustment for market demand, and negotiations between us and the underwriters.

DESCRIPTION OF CAPITAL STOCK

Pursuant to our restated articles of incorporation, our authorized capital stock consists of 50,000,000 shares of common stock. As of September 2, 2004, we had 19,574,730 shares of common stock outstanding.

Our outstanding shares of common stock are listed on the American Stock Exchange under the symbol "UQM". We intend also to list any additional common stock sold in this offering on the AMEX.

Any shares of common stock we sell in this offering will be fully paid and non-assessable.

Our common shareholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our common shareholders. Our common shareholders do not have preemptive or cumulative voting rights.

Our common shareholders are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. We do not intend to pay cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, our common shareholders are entitled to receive ratably our net assets available after payment of all of our debts and other liabilities. Our common shareholders do not have any preemptive, subscription, redemption or conversion rights.

We will notify common shareholders of any shareholders' meetings according to applicable law.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is Computershare Investor Services.

PLAN OF DISTRIBUTION

We have entered into an underwriting agreement with the underwriters relating to the offering and sale of the common stock covered by this prospectus. In the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the aggregate number of shares of common stock set forth opposite their names below:

Underwriter	Number of Shares
IBS Holding Corporation (d/b/a I-Bankers Securities)	___,000
Newbridge Securities Corporation	___,000

The underwriters have an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 468,750 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in this offering.

The obligations of the underwriters under the underwriting agreement to purchase common stock from us are subject to certain conditions in the underwriting agreement being satisfied. The nature of the underwriters’ obligations is such that they are committed to purchase and pay for all of the above shares of common stock if any are purchased.

The underwriters have advised us that they propose to offer the common stock to the public at the public offering price that appears on the cover page of this prospectus. The underwriters may offer the securities to selected dealers at the public offering price minus a selling concession not in excess of $0.___ per share of common stock. In addition, the underwriters may allow, and those selected dealers may reallow, a selling concession not in excess of $0.___ per share of common stock.

In the underwriting agreement, we have agreed that:

- we will pay our expenses related to this offering, which we estimate will be $121,000;

- we will reimburse the underwriters, IBS Corporation (d/b/a I-Bankers Securities) and Newbridge Securities Corporation, for their direct expenses, including postage, telephone, travel, transportation and other similar expenses; and

- we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

In addition, we have agreed to issue to the underwriters warrants to purchase a number of shares of common stock equal to 10% of the aggregate amount of common stock actually sold by the underwriters. The warrants shall be exercisable for a period of four years and shall have an exercise price of 120% of the offering price attributable to such shares. The underwriters shall not be entitled to cashless exercise of the warrants but will be granted customary "piggyback" registration rights with respect to the shares obtained upon exercise of the warrants, all as may be agreed to in more detail by the parties. The warrants will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the effective date of the offering, except to officers or partners (but not directors) of the agent and members of the selling group.

Further, if we issue securities in a subsequent financing within 12 months of the closing of this offering, and an investor in that offering is one that was introduced to us in this offering by the underwriters, then the underwriters will have the right of first refusal to act as agent for those investors. This right of first refusal is considered additional underwriter compensation for the underwriters in this offering, in the amount of one percent of this offering.

The underwriters and any dealers may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered will be passed on for us by Holme Roberts & Owen LLP, Denver, Colorado.

EXPERTS

Our consolidated financial statements as of March 31, 2004 and 2003, and for each of the years in the three year period ended March 31, 2004, which appear in our Annual Report on Form 10-K for the year ended March 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

UQM TECHNOLOGIES, INC.

3,125,000 Shares of Common Stock

I-Bankers Securities Incorporated	Newbridge Securities Corporation

Prospectus dated _____________, 2004.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Capitalized terms used but not defined in Part II have the meanings ascribed to them in the prospectus contained in this Registration Statement.

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee and AMEX filing fee, are estimated:

Securities and Exchange Commission registration fee	$ 951
AMEX filing fee	22,500
Legal fees and expenses	75,000
Accounting fees	7,500
Printing and engraving expenses	5,000
Miscellaneous	10,049
Total	$121,000 ======

Item 15. Indemnification of Directors and Officers

Article VI of the Bylaws of the Company provides for the indemnification by the Company of each director, officer, employee or agent of the Company and its subsidiaries in connection with any claim, action, suit or proceeding brought or threatened by reason of his position with the Company or any of its subsidiaries, provided that the indemnified party acted in good faith and in a manner he believed to be in the Company's best interest. In addition, Article XI of the Company's Articles of Incorporation provides that to the fullest extent permitted by the Colorado Corporation Code, as the same exists or hereafter shall be amended, a director of the Company shall not be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director.

Section 7-109-102 of the Colorado Business Corporation Act permits indemnification of a director of a Colorado corporation, in the case of a third party action, if the director (a) conducted himself in good faith, (b) reasonably believed that (i) in the case of conduct in his official capacity, his conduct was in the corporation's best interest, or (ii) in all other cases, his conduct was not opposed to the corporation's best interest, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. The section further provides for mandatory indemnification of directors and officers who are successful on the merits or otherwise in litigation.

The statute limits the indemnification that a corporation may provide to its directors in two key respects. A corporation may not indemnify a director in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his improper receipt of a personal benefit. The statute permits a corporation to indemnify and advance litigation expenses to officers, employees and agents who are not directors to a greater extent than directors if consistent with law and provided for by the articles of incorporation, the bylaws, a resolution of directors or shareholders, or a contract between the corporation and the officer, employee or agent.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

1.1 Form of Underwriting Agreement. To be supplied by amendment.

4.1 Form of Warrant Agreement. Reference is made to Exhibit 4.1 of the Company’s Registration Statement on Form S-3/A (File No. 333-75520), filed on March 20, 2002 which is incorporated herein by reference.

5.1 Opinion of Holme Roberts & Owen LLP. Filed with the original Registration Statement on August 24, 2004.

10.1 UQM Technologies, Inc. Employee Stock Purchase Plan. Reference is made to Exhibit 4.3 to the Company's Registration Statement on Form S-8(No. 33-34612), which is incorporated herein by reference.

10.2 UQM Technologies, Inc. Stock Option Plan for Non-Employee Directors. Reference is made to Exhibit 10.39 of the Company's Annual Report on Form 10-K (No. 0-9146) for the year ended October 31, 1993 which is incorporated herein by reference.

10.3 Assignment Agreement with Alcan International Limited. Reference is made to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 1994 (No. 0-9146) which is incorporated herein by reference.

10.4 Supply Agreement between the Company and Invacare Corporation dated April 1, 1999. Portions have been omitted pursuant to a request for confidential treatment. Reference is made to Exhibit 10.19 in the Company’s Annual Report of Form 10-K /A for the Fiscal Year ended March 31, 2001 (No. 1-10869) filed on February 15, 2002 which is incorporated herein by reference.

10.5 License Agreement between the Company and Invacare Corporation July 23, 1997 have been omitted pursuant to a request for confidential treatment. Reference is made to Exhibit 10.20 in the Company's Annual Report on Form 10-K/A for the Fiscal Year ended March 31, 2001 (No. 1-10869) filed on February 15, 2002 which is incorporated herein by reference.

10.6 UQM Technologies, Inc. 2002 Equity Incentive Plan. Reference is made to Exhibit 10.12 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2002 (No.1-10869) filed on June 26, 2002 which is incorporated herein by reference.

10.7 Incentive Stock Option Agreement between the Company and William G. Rankin. Reference is made to Exhibit 10.9 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 (No. 1-10869) filed on May 28, 2003 which is incorporated herein by reference.

10.8 Incentive Stock Option Agreement between the Company and Donald A. French. Reference is made to Exhibit 10.10 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 (No. 1-10869) filed on May 28, 2003 which is incorporated herein by reference.

10.9 Non-qualified Stock Option Agreement between the Company and William G. Rankin. Reference is made to Exhibit 10.11 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 (No. 1-10869) filed on May 28, 2003 which is incorporated herein by reference.

10.10 Non-qualified Stock Option Agreement between the Company and Donald A. French. Reference is made to Exhibit 10.12 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003 (No. 1-10869) filed on May 28, 2003 which is incorporated herein by reference.

10.11 Employment Agreement between the Company and William G. Rankin. Reference is made to Exhibit 10.1 of the Company’s Form 10-Q for the quarter ended December 31, 2003 (No. 1-10869) filed on January 28, 2004 which is incorporated herein by reference.

10.12 Employment Agreement between the Company and Donald A. French. Reference is made to Exhibit 10.2 of the Company’s Form 10-Q for the quarter ended December 31, 2003 (No. 1-10869) filed on January 28, 2004 which is incorporated herein by reference.

10.13 Incentive Stock Option Agreement between the Company and William G. Rankin dated March 2, 2004. Reference is made to Exhibit 10.13 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.14 Incentive Stock Option Agreement between the Company and Donald A. French dated March 2, 2004. Reference is made to Exhibit 10.14 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.15 Incentive Stock Option Agreement between the Company and Ronald M. Burton dated March 24, 2004. Reference is made to Exhibit 10.15 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.16 Non-qualified Stock Option Agreement between the Company and William G. Rankin dated March 2, 2004. Reference is made to Exhibit 10.16 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.17 Non-qualified Stock Option Agreement between the Company and Donald A. French dated March 2, 2004. Reference is made to Exhibit 10.17 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.18 Non-qualified Stock Option Agreement between the Company and Ronald M. Burton dated March 24, 2004. Reference is made to Exhibit 10.18 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.19  Purchase Agreement between UQM Electronics, Inc. and CD&M Electronics, Inc. dated May 18, 2004. Reference is made to Exhibit 10.19 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.20  Sublease Agreement Between CD&M Electronics, Inc. and UQM Electronics, Inc. dated May 18, 2004. Reference is made to Exhibit 10.20 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.21  Consent to Sublease between Elm Point Investment Company, L.L.C., UQM Electronics, Inc., and CD&M Electronics, Inc. dated May 18, 2004. Reference is made to Exhibit 10.21 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference.

10.22  Share Purchase Agreement between UQM Technologies, Inc. and Chi-Cheng Lee dated February 13, 2004. Reference is made to Exhibit 10.22 of the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004 (No. 1-10869) filed on May 28, 2004 which is incorporated herein by reference. 13.1  Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. Reference is made to the Company’s Quarterly Report on Form 10-Q for the fiscal year ended June 30, 2004 (No. 1-10869) filed on July 28, 2004 which is incorporated herein by reference.

23.1  Consent of KPMG LLP.  Filed with the original Registration Statement on August 24, 2004.

23.2  Consent of Holme Roberts & Owen LLP. Contained in Exhibit 5.1 to this Registration Statement.

24.1  Power of Attorney. Contained on the signature page of the original Registration Statement filed on August 24, 2004.

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Item 17. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. (b) The registrant hereby undertakes that:

(1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, Colorado on the 8th day of September, 2004.

UQM TECHNOLOGIES, INC.

By /s/ Donald A. French
Donald A. French
Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ * William G. Rankin	Chairman of the Board of Directors and President (Principal Executive Officer)	August 20, 2004
/s/Donald A. French Donald A. French	Treasurer and Secretary (Principal Financial and Accounting Officer)	August 20, 2004
________________ Ernest H. Drew	Director	_________, 2004
/s/ * Stephen J. Roy	Director	August 20, 2004
/s/ * Donald W. Vanlandingham	Director	August 20, 2004
/s/ * Jerome H. Granrud	Director	August 20, 2004

* By Donald A. French, Attorney in Fact